  As filed with the Securities and Exchange Commission on September 27, 1995
                                                       Registration No. 33-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------
                                    FORM S-3
             Registration Statement Under The Securities Act of 1933
                                 ---------------
                             HEALTHSOUTH Corporation
             (Exact Name of Registrant as Specified in its Charter)
                                 ---------------
        Delaware                                    63-0860407
(State or Other Jurisdiction of           (I.R.S. Employer Identification
Incorporation or Organization)                        Number)
                                 ---------------
               Two Perimeter Park South, Birmingham, Alabama 35243
                                (205) 967-7116

             (Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

                               RICHARD M. SCRUSHY

                            Chairman of the Board and
                             Chief Executive Officer
                             HEALTHSOUTH Corporation
                            Two Perimeter Park South

                            Birmingham, Alabama 35243
                                 (205) 967-7116

            (Name, Address, including Zip Code, and Telephone Number,
                   including Area Code, of Agent for Service)

                                    Copies to:

J. BROOKE JOHNSTON, JR., ESQ             WILLIAM W. HORTON, ESQ.                  NATHANIEL M. CARTMELL III, ESQ.
BEALL D. GARY, JR., ESQ                  Group Vice President--Legal Services     KAREN A. DEMPSEY, ESQ.
Haskell Slaughter Young & Johnston,      HEALTHSOUTH Corporation                  J. KEITH BIANCAMANO, ESQ.
Professional Association                 Two Perimeter Park South                 Pillsbury Madison & Sutro
1200 AmSouth/Harbert Plaza               Birmingham, Alabama 35243                Post Office Box 7880
1901 Sixth Avenue North                                                           San Francisco, California 94120
Birmingham, Alabama 35203

                                ---------------

           Approximate date of commencement of proposed sale to public:
As soon as practicable after the effective date of this Registration
                                  Statement.

   If any of the securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, check the following box.
[ ]

   If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] 33-62475

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                       CALCULATION OF REGISTRATION FEE

=============================================================================================================
                                                         Proposed Maximum   Proposed    Maximum    Amount of
Title of Each Class of Security to be    Amount to be    Offering Price     Aggregate  Offering  Registration
Registered                               registered (1)     Per   Share (2)    Price       (2)        Fee
-------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   2,300,000shares  $23.4375          $53,906,250         $18,589
=============================================================================================================

   (1) Includes 300,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.

   (2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) based on the average of the high and low prices of the Registrant's Common Stock as reported on the New York Stock Exchange on September 26, 1995.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further Amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   This Registration Statement filed under the Securities Act of 1933, as amended, by HEALTHSOUTH Corporation (the "Company") with the Securities and Exchange Commission (the "Commission") hereby incorporates by reference the contents of the Registration Statement on Form S-3 (File No. 33-62475) relating to the offering of up 12,650,000 Shares of Common Stock of the Company filed on September 8, 1995, as amended by Amendment No. 1 filed on September 26, 1995.

                                CERTIFICATION

   The Company hereby certifies to the Commission that it has instructed its bank to pay the Commission the filing fee of $18,589 for the additional securities being registered hereby as soon as practicable (but in any event no later than the close of business on September 28, 1995); that it will not revoke such instructions; that it has sufficient funds in the relevant account to cover the amount of the filing fee; and that it undertakes to confirm receipt of such instructions by the bank on September 28, 1995.

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.



   The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the NASD filing fee and the New York Stock Exchange additional listing fee.


                                      Amount
                                     -------
SEC registration fee...............  $18,589
NASD filing fee ...................    5,391
NYSE additional listing fee........     *
Blue Sky fees and expenses ........     *
Accounting fees and expenses  .....     *
Legal fees and expenses ...........     *
Printing and engraving ............     *
Registrar and transfer agent's
fees ..............................     *
Miscellaneous fees and expenses ...     *
 Total.............................  $23,980
________
   * These fees are included in and will be part of the expenses listed in Part II, Item 14 of the Registration Statement on Form S-3 (File No. 33-62475).



Item 15. Indemnification of Directors and Officers

   Section 102(b)(7) of the General Corporation Law of the State of Delaware grants corporations the right to limit or eliminate the personal liability of their Directors in certain circumstances in accordance with provisions therein set forth. Article NINTH of HEALTHSOUTH's Restated Certificate of Incorporation provides for the elimination of personal liability of a Director to the corporation or its stockholders for monetary damage for the breach of the Director's fiduciary duty to the full extent allowable under such Section 102(b)(7).

   Section 145 of the General Corporation Law of the State of Delaware grants corporations the right to indemnify their directors, officers, employees and agents in accordance with the provisions therein set forth. Article VI of HEALTHSOUTH's Bylaws provides for the indemnification of such persons to the full extent allowable under applicable law.

   HEALTHSOUTH has entered into agreements with all of its Directors and its executive officers pursuant to which the company has agreed to indemnify such Directors and executive officers against liability incurred by them by reason of their services as a Director to the fullest extent allowable under applicable law.

   The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the registrant, its directors and officers, and by the Registrant of the Underwriters and certain related persons, for certain liabilities arising under the Act and affords certain rights of contribution with respect thereto.

Item 16. Exhibits.


Exhibit
Number        Description of Document
-----------   ------------------------
 (1)*         Form of Underwriting Agreement.

 (5)          Opinion of Haskell Slaughter Young & Johnston, Professional Association.
(11)*         Statement re Computation of Per Share Earnings.

(23)-1        Consent of Ernst & Young LLP.

              Consent of Haskell Slaughter Young & Johnston, Professional Association (included in
(23)-2        opinion filed as Exhibit (5)).
(24)*         Powers of Attorney.
(27)-1*       Financial Data Schedule, year end.
(27)-2*       Financial Data Schedule, six months.

________
   * Previously filed in connection with Registration Statement on Form-S-3 (File No. 33-62475).

Item 17. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Company hereby undertakes that:

       (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on September 27, 1995.

                                                 HEALTHSOUTH Corporation

                                             By:  /s/ Richard M. Scrushy
                                                -----------------------------
                                                   Richard M. Scrushy,
                                                  Chairman of the Board
                                                and Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


          SIGNATURE                          TITLE                        DATE
-----------------------------  --------------------------------- ---------------------


/s/ Richard M. Scrushy                CHAIRMAN OF THE BOARD        September 27, 1995
--------------------------         and Chief Executive Officer
   Richard M. Scrushy                     and Director

              *                   Executive Vice President and     September 27, 1995
--------------------------           Chief Financial Officer
   Aaron Beam, Jr.


              *                        Senior Vice President
--------------------------            and Controller (Principal
   William T. Owens                      Accounting Officer)       September 27, 1995

              *
--------------------------
   James P. Bennett                          Director              September 27, 1995

              *
--------------------------
   Anthony J. Tanner                         Director              September 27, 1995

              *
--------------------------
    P. Daryl Brown                           Director              September 27, 1995

              *
--------------------------
 Phillip C. Watkins, M.D.                    Director              September 27, 1995

              *
--------------------------
     George H. Strong                        Director              September 27, 1995

              *
--------------------------
      C. Sage Givens                         Director              September 27, 1995

                              II-4


          SIGNATURE                          TITLE                        DATE
-----------------------------  --------------------------------- ---------------------

              *
--------------------------
Charles W. Newhall III                      Director             September 27, 1995

              *
--------------------------
Larry R. House                              Director             September 27, 1995

              *
--------------------------
John S. Chamberlin                          Director             September 27, 1995

              *
--------------------------
Richard F. Celeste                          Director             September 27, 1995


                                           *By:  /s/ Richard M. Scrushy
                                               --------------------------
                                                  Richard M. Scrushy,
                                                   Attorney-in-Fact

                                EXHIBIT INDEX


EXHIBIT NO.                                           DESCRIPTION                                         PAGE

------------  ---------------------------------------------------------------------------------------- ---------
 (1)*.......  Form of Underwriting Agreement.
 (5)........  Opinion of Haskell Slaughter Young & Johnston, Professional Association.
(11)*.......  Statement re Computation of Per Share Earnings.
(23)-1 .....  Consent of Ernst & Young LLP.

              Consent of Haskell Slaughter Young & Johnston, Professional Association (included in
(23)-2 .....  opinion filed as Exhibit (5)).
(24)*.......  Powers of Attorney.
(27)-1*.....  Financial Data Schedule, year end.
(27)-2*.....  Financial Data Schedule, six months.

_________
   * Previously filed in connection with Registration Statement on Form-S-3 (File No. 33-62475).